Exhibit 21.1

SUBSIDIARIES OF THE REGSITRANT

The following is a list of subsidiaries of Aruba Networks, Inc., as of July 31, 2013:

Name of Subsidiary:	Jurisdiction of Incorporation or Organization
Aruba Networks International Limited	Ireland
Aruba Networks International Holdings Limited	Ireland

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of the remaining subsidiaries of Aruba Networks, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the fiscal year covered by this Annual Report on Form 10-K.